Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 23, 2014

ZIMMER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-16407	13-4151777
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

345 East Main Street

Warsaw, Indiana 46580

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (574) 267-6131

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On October 23, 2014, Zimmer Holdings, Inc. (the “Registrant”) reported its results of operations for the quarter ended September 30, 2014. The Registrant’s earnings release is attached as Exhibit 99.1 and the information set forth therein is incorporated herein by reference and constitutes a part of this report.

The earnings release attached as Exhibit 99.1 includes two types of non-GAAP financial measures that differ from financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures may not be comparable to similar measures reported by other companies and should be considered in addition to, and not as a substitute for, or superior to, other measures prepared in accordance with GAAP. The first type of non-GAAP financial measure included in the press release consists of sales information reported on a constant currency basis which has been calculated by translating actual current and prior-period sales at the same predetermined exchange rate. The translated results are then used to determine year-over-year percentage increases or decreases that exclude the effect of changes in foreign currency exchange rates.

The second type of non-GAAP financial measure included in the press release consists of operating performance measures that have been adjusted to exclude certain items. The earnings release presents adjusted net earnings, adjusted diluted earnings per share (“EPS”) and projected adjusted diluted EPS to exclude the effects of inventory step-up and other inventory and manufacturing related charges, special items, the provision for certain Durom® Acetabular Component product claims, other expenses related to the pending Biomet merger and certain tax adjustments. Included in special items are acquisition and integration costs and asset impairment charges related to prior and pending acquisitions as well as employee termination benefits, consulting and professional fees, certain litigation matters, dedicated personnel expenses, certain contract terminations and asset impairment charges connected with global restructuring and operational excellence initiatives.

Management uses this non-GAAP information internally to evaluate the performance of the business and believes that it provides useful information to investors by offering the ability to make more meaningful period-to-period comparisons of the Registrant’s on-going operating results, the ability to better identify operating trends that may otherwise be masked or distorted by these types of items and to perform related trend analysis, and a higher degree of transparency of certain items. In addition, certain of these measures are used as performance metrics in the Registrant’s incentive compensation programs.

All of the non-GAAP financial measures are reconciled to the most directly comparable GAAP financial measure in the press release.

The Registrant is furnishing the information contained in this report, including the Exhibit, pursuant to Item 2.02 of Form 8-K promulgated by the Securities and Exchange Commission (the “SEC”). This information shall not be deemed to be “filed” with the SEC or incorporated by reference into any other filing with the SEC. By filing this report on Form 8-K and furnishing this information, the Registrant makes no admission as to the materiality of any information in this report, including the Exhibit.

Item 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(d)	Exhibits

Exhibit No.	Description

99.1	Press Release, dated October 23, 2014, issued by the Registrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 23, 2014

ZIMMER HOLDINGS, INC.

By:	/s/ Chad F. Phipps
Name:	Chad F. Phipps
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated October 23, 2014, issued by the Registrant

Exhibit 99.1

345 E. Main St. Warsaw, IN 46580 www.zimmer.com	NEWS

Contacts:

Media	Investors
Monica Kendrick	Robert J. Marshall Jr.
574-372-4989	574-371-8042
monica.kendrick@zimmer.com	robert.marshall@zimmer.com

Zimmer Holdings, Inc. Reports Third Quarter 2014

Financial Results

•	Net Sales of $1.11 billion represent an increase of 2.9% reported over the prior year period (an increase of 3.1% constant currency)

•	Diluted EPS for the Third Quarter were $0.96 reported, an increase of 6.7% over the prior year period, and $1.35 adjusted, an increase of 8.0% over the prior year period

•	Company updates sales and earnings guidance for full-year 2014

(WARSAW, IN) October 23, 2014—Zimmer Holdings, Inc. (NYSE and SIX: ZMH) today reported financial results for the quarter ended September 30, 2014. The Company reported third quarter net sales of $1.11billion, an increase of 2.9% reported and 3.1% constant currency over the third quarter of 2013. Diluted earnings per share for the quarter were $0.96 reported and $1.35 adjusted, an increase of 8.0% adjusted over the prior year period.

“Zimmer’s third quarter was marked by solid revenue growth in key product categories and geographies, building on a strong prior year performance,” said David Dvorak, President and CEO of Zimmer. “Our financial results reflect the ongoing execution of our operational excellence initiatives, as demonstrated by continued margin expansion and accelerated earnings growth during the quarter. Looking to future quarters, we believe that our pending combination with Biomet, which we expect to close in the first quarter of 2015, will enhance stockholder value through the creation of a leading innovator in the global musculoskeletal market.”

Net earnings for the third quarter were $165.5 million on a reported basis and $232.6 million on an adjusted basis, an increase of 7.9% adjusted over the prior year period. Operating cash flow for the third quarter was $255.7 million.

During the quarter, the Company paid $37.1 million in dividends and declared a third quarter dividend of $0.22 per share, an increase of 10% over the prior year period.

Earlier this month, Zimmer announced the acquisition of Cambridge, Massachusetts-based ETEX Holdings, Inc. ETEX’s innovative bone substitute material products add more depth to a growing portfolio of solutions for the early stages of joint disease. Zimmer is committed to developing a comprehensive range of biologic therapies for patients suffering from musculoskeletal joint disease.

Guidance

The Company updated its full-year revenue and EPS guidance for 2014. Full-year revenues are now expected to increase approximately 2.25% on a constant currency basis from 2013. Previously, the Company had estimated full-year revenues would increase 2.0% to 3.0% constant currency. The Company now expects foreign currency translation to decrease revenues by approximately 0.75% for the full year, resulting in reported revenue growth of approximately 1.50%.

The Company now projects full-year 2014 diluted earnings per share to be approximately $4.65 on a reported basis and approximately $6.05 on an adjusted basis. Prior guidance for full-year 2014 reported and adjusted diluted earnings per share was $4.65 to $4.75 and $6.00 to $6.10, respectively. This updated guidance reflects estimated charges for inventory and manufacturing related expenses, quality and operational excellence initiatives, certain claims and special items of $250 million on a pre-tax basis, and an additional $70 million for expenses related to the pending Biomet merger, totaling $320 million or approximately $1.40 per diluted share, on an after-tax basis.

Conference Call

The Company will conduct its third quarter 2014 investor conference call today, October 23, 2014, at 8:00 a.m. Eastern Time. The live audio webcast can be accessed via Zimmer’s Investor Relations website at http://investor.zimmer.com. It will be archived for replay following the conference call.

Individuals in the U.S. and Canada who wish to dial into the conference call may do so by dialing (877) 941-1227 and entering conference ID 4696679. A complete listing of international toll-free and local numbers can be accessed on the Zimmer Investor Relations website, on the “Audio Webcasts” page, at http://investor.zimmer.com/events.cfm?id=15&EventType=Media. A digital recording will be available one day after the completion of the conference call, from October 24, 2014 to November 24, 2014. To access the recording, U.S./Canada callers should dial (800) 406-7325, or +1 (303) 590-3030 for international dialers, and enter the Access Code ID 4696670.

Sales Tables

The following tables provide sales results by geographic segment and product category, as well as the percentage change compared to the prior year quarter and nine months, on both a reported and constant currency basis.

NET SALES - THREE MONTHS ENDED SEPTEMBER 30, 2014

(in millions, unaudited)

	Net Sales	Reported % Change	Constant Currency % Change
Geographic Segments
Americas	$638	1%	1%
Europe	271	6	6
Asia Pacific	197	6	7

Total	1,106	3	3
Product Categories
Reconstructive
Americas	469	3	3
Europe	210	7	6
Asia Pacific	145	6	7

Total	824	4	5
Knees
Americas	285	6	6
Europe	101	10	10
Asia Pacific	75	4	4

Total	461	6	6
Hips
Americas	150	—	—
Europe	100	3	3
Asia Pacific	66	8	10

Total	316	2	3
Extremities	47	3	2
Dental	54	(2)	(2)
Trauma	78	(1)	(1)
Spine	51	6	6
Surgical and other	99	(5)	(4)

NET SALES - NINE MONTHS ENDED SEPTEMBER 30, 2014

(in millions, unaudited)

	Net Sales	Reported % Change	Constant Currency % Change
Geographic Segments
Americas	$1,916	(1)%	—%
Europe	932	7	5
Asia Pacific	602	3	7

Total	3,450	2	2
Product Categories
Reconstructive
Americas	1,414	1	2
Europe	727	7	5
Asia Pacific	445	3	8

Total	2,586	3	4
Knees
Americas	851	3	3
Europe	365	10	8
Asia Pacific	231	2	6

Total	1,447	4	5
Hips
Americas	453	(1)	(1)
Europe	332	3	1
Asia Pacific	203	3	8

Total	988	1	2
Extremities	151	6	6
Dental	176	—	—
Trauma	236	1	1
Spine	151	1	1
Surgical and other	301	(5)	(4)

About the Company

Founded in 1927 and headquartered in Warsaw, Indiana, Zimmer designs, develops, manufactures and markets orthopaedic reconstructive, spinal and trauma devices, dental implants, and related surgical products. Zimmer has operations in more than 25 countries around the world and sells products in more than 100 countries. Zimmer’s 2013 sales were approximately $4.6 billion. Zimmer is supported by the efforts of more than 9,000 employees worldwide.

Website Information

We routinely post important information for investors on our website, www.zimmer.com, in the “Investor Relations” section. We use this website as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Note on Non-GAAP Financial Measures

As used in this press release, the term “adjusted” refers to operating performance measures that exclude inventory step-up and other inventory and manufacturing related charges, special items, the provision for certain Durom® Acetabular Component product claims, other expenses related to the pending Biomet merger and certain tax adjustments. Included in special items are acquisition and integration costs and asset impairment charges related to prior and pending acquisitions, as well as employee termination benefits, consulting and professional fees, certain litigation matters, dedicated personnel expenses, certain contract terminations and asset impairment charges connected with global restructuring and operational excellence initiatives. The term “constant currency” refers to any financial measure that excludes the effect of changes in foreign currency exchange rates. Reconciliations of these non-GAAP measures to the most directly comparable GAAP measure are included in this press release.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC, and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

###

ZIMMER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(in millions, except per share amounts, unaudited)

	2014	2013
Net Sales	$1,106.0	$1,074.3
Cost of products sold	298.3	328.8

Gross Profit	807.7	745.5

Research and development	46.1	49.4
Selling, general and administrative	443.5	438.0
Special items	66.9	46.4

Operating expenses	556.5	533.8

Operating Profit	251.2	211.7
Other expense	(10.5)	—
Interest income	3.0	3.8
Interest expense	(16.3)	(17.1)

Earnings before income taxes	227.4	198.4
Provision for income taxes	62.1	44.3

Net earnings	165.3	154.1
Less: Net loss attributable to noncontrolling interest	(0.2)	(0.3)

Net Earnings of Zimmer Holdings, Inc.	$165.5	$154.4

Earnings Per Common Share
Basic	$0.98	$0.91
Diluted	$0.96	$0.90
Weighted Average Common Shares Outstanding
Basic	169.0	170.0
Diluted	171.7	172.2

Cash dividends declared per common share	$0.22	$0.20

ZIMMER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(in millions, except per share amounts, unaudited)

	2014	2013
Net Sales	$3,450.4	$3,382.7
Cost of products sold	936.9	945.3

Gross Profit	2,513.5	2,437.4

Research and development	141.7	157.8
Selling, general and administrative	1,363.6	1,356.8
Certain claims	21.8	47.0
Special items	177.5	155.5

Operating expenses	1,704.6	1,717.1

Operating Profit	808.9	720.3
Other expense	(20.5)	—
Interest income	8.4	11.4
Interest expense	(47.1)	(53.6)

Earnings before income taxes	749.7	678.1
Provision for income taxes	187.2	154.3

Net earnings	562.5	523.8
Less: Net loss attributable to noncontrolling interest	(1.0)	(1.3)

Net Earnings of Zimmer Holdings, Inc.	$563.5	$525.1

Earnings Per Common Share
Basic	$3.34	$3.10
Diluted	$3.29	$3.07
Weighted Average Common Shares Outstanding
Basic	168.8	169.2
Diluted	171.5	171.2

Cash dividends declared per common share	$0.66	$0.60

ZIMMER HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, unaudited)

	September 30, 2014	December 31, 2013
Assets
Current Assets:
Cash and cash equivalents	$967.3	$1,080.6
Short-term investments	779.8	727.0
Receivables, net	947.6	936.6
Inventories	1,177.5	1,074.5
Other current assets	460.5	379.0

Total current assets	4,332.7	4,197.7
Property, plant and equipment, net	1,279.0	1,224.7
Goodwill	2,533.1	2,611.2
Intangible assets, net	620.3	707.7
Other assets	905.8	839.3

Total Assets	$9,670.9	$9,580.6

Liabilities and Stockholders’ Equity
Current liabilities	$1,093.0	$1,031.6
Other long-term liabilities	610.1	576.6
Long-term debt	1,426.4	1,672.3
Stockholders’ equity	6,541.4	6,300.1

Total Liabilities and Stockholders’ Equity	$9,670.9	$9,580.6

ZIMMER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(in millions, unaudited)

	2014	2013
Cash flows provided by (used in) operating activities
Net earnings	$562.5	$523.8
Depreciation and amortization	283.2	268.4
Share-based compensation	37.0	37.1
Income tax benefits from employee stock compensation plans	32.7	29.1
Excess income tax benefits from employee stock compensation plans	(9.7)	(7.3)
Inventory step-up	5.0	5.1
Changes in operating assets and liabilities, net of acquired assets and liabilities
Income taxes	(134.3)	(50.2)
Receivables	(42.3)	(33.0)
Inventories	(134.2)	(115.1)
Accounts payable and accrued expenses	6.5	(3.7)
Other assets and liabilities	92.2	8.7

Net cash provided by operating activities	698.6	662.9

Cash flows provided by (used in) investing activities
Additions to instruments	(162.9)	(166.1)
Additions to other property, plant and equipment	(95.7)	(77.2)
Purchases of investments	(1,150.1)	(580.3)
Sales of investments	919.4	631.2
Investments in other assets	(8.8)	(79.9)

Net cash used in investing activities	(498.1)	(272.3)

Cash flows provided by (used in) financing activities
Net payments under revolving credit facilities	1.4	(99.3)
Dividends paid to stockholders	(108.0)	(98.4)
Proceeds from employee stock compensation plans	254.5	325.4
Excess income tax benefits from employee stock compensation plans	9.7	7.3
Purchase of additional shares from noncontrolling interest	—	(1.8)
Debt issuance costs	(64.1)	—
Repurchase of common stock	(400.5)	(478.3)

Net cash used in financing activities	(307.0)	(345.1)

Effect of exchange rates on cash and cash equivalents	(6.8)	(12.4)

Increase (decrease) in cash and cash equivalents	(113.3)	33.1
Cash and cash equivalents, beginning of period	1,080.6	884.3

Cash and cash equivalents, end of period	$967.3	$917.4

ZIMMER HOLDINGS, INC.

NET SALES BY GEOGRAPHIC SEGMENT

FOR THE THREE and NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(in millions, unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Inc	2014	2013	% Inc/(Dec)
Americas	$637.9	$632.9	1%	$1,916.3	$1,927.7	(1)%
Europe	270.7	255.0	6	932.3	870.0	7
Asia Pacific	197.4	186.4	6	601.8	585.0	3

Total	$1,106.0	$1,074.3	3	$3,450.4	$3,382.7	2

ZIMMER HOLDINGS, INC.

NET SALES BY PRODUCT CATEGORY

FOR THE THREE and NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(in millions, unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Inc/(Dec)	2014	2013	% Inc/(Dec)
Reconstructive
Knees	$461.4	$434.5	6%	$1,447.2	$1,386.5	4%
Hips	315.6	308.3	2	988.3	977.5	1
Extremities	46.8	45.5	3	150.4	141.9	6

	823.8	788.3	4	2,585.9	2,505.9	3
Dental	53.9	55.1	(2)	176.0	176.2	—
Trauma	77.8	78.5	(1)	236.3	234.6	1
Spine	51.0	48.0	6	151.5	149.9	1
Surgical and other	99.5	104.4	(5)	300.7	316.1	(5)

Total	$1,106.0	$1,074.3	3	$3,450.4	$3,382.7	2

ZIMMER HOLDINGS, INC.

RECONCILIATION OF REPORTED % GROWTH TO

CONSTANT CURRENCY % GROWTH

(unaudited)

	For the Three Months Ended September 30, 2014
	Reported % Change	Foreign Exchange Impact	Constant Currency % Change
Geographic Segments
Americas	1%	—%	1%
Europe	6	—	6
Asia Pacific	6	(1)	7
Total	3	—	3
Product Categories
Reconstructive
Americas	3	—	3
Europe	7	1	6
Asia Pacific	6	(1)	7
Total	4	(1)	5
Knees
Americas	6	—	6
Europe	10	—	10
Asia Pacific	4	—	4
Total	6	—	6
Hips
Americas	—	—	—
Europe	3	—	3
Asia Pacific	8	(2)	10
Total	2	(1)	3
Extremities	3	1	2
Dental	(2)	—	(2)
Trauma	(1)	—	(1)
Spine	6	—	6
Surgical and other	(5)	(1)	(4)

ZIMMER HOLDINGS, INC.

RECONCILIATION OF REPORTED % GROWTH TO

CONSTANT CURRENCY % GROWTH

(unaudited)

	For the Nine Months Ended September 30, 2014
	Reported % Change	Foreign Exchange Impact	Constant Currency % Change
Geographic Segments
Americas	(1)%	(1)%	—%
Europe	7	2	5
Asia Pacific	3	(4)	7
Total	2	—	2
Product Categories
Reconstructive
Americas	1	(1)	2
Europe	7	2	5
Asia Pacific	3	(5)	8
Total	3	(1)	4
Knees
Americas	3	—	3
Europe	10	2	8
Asia Pacific	2	(4)	6
Total	4	(1)	5
Hips
Americas	(1)	—	(1)
Europe	3	2	1
Asia Pacific	3	(5)	8
Total	1	(1)	2
Extremities	6	—	6
Dental	—	—	—
Trauma	1	—	1
Spine	1	—	1
Surgical and other	(5)	(1)	(4)

ZIMMER HOLDINGS, INC.

Reconciliation of Net Earnings and Adjusted Net Earnings

For the Three Months Ended September 30, 2014 and 2013

(in millions, unaudited)

	Three Months Ended September 30,
	2014	2013
Net Earnings of Zimmer Holdings, Inc.	$165.5	$154.4
Inventory step-up and other inventory and manufacturing related charges	3.8	43.8
Special items	66.9	46.4
Other expense on Biomet merger financing	10.5	—
Taxes on above items*	(14.1)	(29.0)

Adjusted Net Earnings	$232.6	$215.6

*	The tax effect is calculated based upon the statutory rates for the jurisdictions where the items were incurred.

ZIMMER HOLDINGS, INC.

Reconciliation of Net Earnings and Adjusted Net Earnings

For the Nine Months Ended September 30, 2014 and 2013

(in millions, unaudited)

	Nine Months Ended September 30,
	2014	2013
Net Earnings of Zimmer Holdings, Inc.	$563.5	$525.1
Inventory step-up and other inventory and manufacturing related charges	21.1	57.7
Certain claims	21.8	47.0
Special items	177.5	155.5
Other expense on Biomet merger financing	20.5	—
Taxes on above items*	(59.0)	(85.5)

Adjusted Net Earnings	$745.4	$699.8

*	The tax effect is calculated based upon the statutory rates for the jurisdictions where the items were incurred.

ZIMMER HOLDINGS, INC.

Reconciliation of Diluted EPS and Adjusted Diluted EPS

For the Three Months Ended September 30, 2014 and 2013

(unaudited)

	Three Months Ended September 30,
	2014	2013
Diluted EPS	$0.96	$0.90
Inventory step-up and other inventory and manufacturing related charges	0.02	0.25
Special items	0.39	0.27
Other expense on Biomet merger financing	0.06	—
Taxes on above items*	(0.08)	(0.17)

Adjusted Diluted EPS	$1.35	$1.25

*	The tax effect is calculated based upon the statutory rates for the jurisdictions where the items were incurred.

ZIMMER HOLDINGS, INC.

Reconciliation of Diluted EPS and Adjusted Diluted EPS

For the Nine Months Ended September 30, 2014 and 2013

(unaudited)

	Nine Months Ended September 30,
	2014	2013
Diluted EPS	$3.29	$3.07
Inventory step-up and other inventory and manufacturing related charges	0.12	0.34
Certain claims	0.13	0.27
Special items	1.03	0.91
Other expense on Biomet merger financing	0.12	—
Taxes on above items*	(0.34)	(0.50)

Adjusted Diluted EPS	$4.35	$4.09

*	The tax effect is calculated based upon the statutory rates for the jurisdictions where the items were incurred.

ZIMMER HOLDINGS, INC.

Reconciliation of 2014 Projected Diluted EPS

and Projected Adjusted Diluted EPS

(unaudited)

Projected Year Ended December 31, 2014
Diluted EPS	$4.65
Inventory step-up and other inventory and manufacturing related charges, special items and other expense	1.73
Certain claims	0.13
Taxes on above items*	(0.46)

Adjusted Diluted EPS	$6.05

*	The tax effect is calculated based upon the statutory rates for the jurisdictions where the items have been or are projected to be incurred.